THE REGISTRANT HAS APPLIED FOR CONFIDENTIAL TREATMENT OF CERTAIN TERMS IN THIS EXHIBIT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE MARKED WITH AN ASTERISK [*] AND HAVE BEEN OMITTED. THE OMITTED PORTIONS OF THIS EXHIBIT WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

AUTOMATIC AND FACULTATIVE

MODIFIED COINSURANCE REINSURANCE AGREEMENT

(“the Agreement”)

Effective April 1, 2006

Between

John Hancock Life Insurance Company (U.S.A.)

(hereinafter referred to as “the Company”)

of Bloomfield Hills, Michigan

And

M LIFE INSURANCE COMPANY dba M FINANCIAL RE

(hereinafter referred to as “the Reinsurer”)

of Denver, Colorado

ARTICLES

PREAMBLE/SCOPE	3
TERMS OF REINSURANCE	4
AUTOMATIC REINSURANCE	4
FACULTATIVE REINSURANCE	5
COMMENCEMENT OF LIABILITY	7
PAYMENTS BY THE COMPANY	7
PAYMENTS BY REINSURER	8
DEATH CLAIMS	10
CONTESTED CLAIMS	11
RESERVES	12
EXTRACONTRACTUAL DAMAGES	12
POLICY CHANGES, CONTINUATIONS, REDUCTION, AND INCREASES	12
TERMINATIONS BY COMPANY	14
TERMINATIONS BY REINSURER	15
ERRORS AND OMISSIONS	15
INSPECTION OF RECORDS	16
INSOLVENCY OF THE COMPANY	16
OFFSET	16
DEFERRED ACQUISITION COST TAX	17
ARBITRATION	17
GOOD FAITH AND CONFIDENTIALITY	18
REPRESENTATIONS AND WARRANTIES	19
GENERAL PROVISIONS	20
PARTIES TO THE AGREEMENT	21
DEFINITIONS	21
DURATION AND TERMINATION	23
EXECUTION	23
POLICY FORMS REINSURED	24
REINSURANCE BASIS	25
REINSURANCE LIMITS	26
ADMINISTRATION REPORTS	30
NOTICES	32
POLICY EXHIBIT SUMMARY	33
EXPENSE ALLOWANCES	34
FULLY UNDERWRITEN REQUIREMENTS AND GUIDELINES	36
GUARANTEED ISSUE UNDERWRITING GUIDELINES	37
SPECIAL TERMINATION SETTLEMENTS	40
STATE PREMIUM TAX	42
FORMULA FOR ANNUAL DAC TAX SETTLEMENT	43

ARTICLE 1

PREAMBLE/SCOPE

1.01

The Company agrees to cede and the Reinsurer agrees to accept reinsurance of Policies as set forth in Schedule A, “Policy Forms Reinsured”, and in accordance with the terms of this Agreement. The term Policy/Policies and other terms used in this Agreement are defined in Article 25, “Definitions.” Occasionally, certain terms may be defined in the body of the Agreement as necessary to promote readability. In all cases, defined terms will be capitalized throughout this Agreement. This excludes article headings and subsections.

1.02

Policies are reinsured in accordance with the terms contained herein. The intent of this Agreement is to pass a Quota Share percentage of the underlying risks assumed on the Policies, including the investment risk, to the Reinsurer without necessitating the Company to transfer the underlying assets supporting the Policies, or their cash equivalents, to the Reinsurer.

1.03	The parties anticipate and acknowledge that the Reinsurer will cede a portion of the Policies reinsured under this Agreement in excess of the Reinsurer’s Retention to one or more retrocessionaires.

1.04	The Company agrees to:

a.	cede a Policy to the Reinsurer as Automatic Reinsurance in accordance with Article 3, “Automatic Reinsurance;” or

b.	submit a Policy to the Reinsurer or its facultative underwriting Designee to facilitate Facultative Reinsurance consideration in accordance with Article 4, “Facultative Reinsurance;” or

c.	cede a Policy as a Continuation to the Reinsurer, in accordance with Article 12, “Policy Changes, Continuations, Reductions and Increases.”

1.05

The Reinsurer may designate one or more Designees to perform certain functions under this Agreement. The Designee will be one or more of the Reinsurer’s retrocessionaires. Retrocessionaires refer to any of the reinsurers with which the Reinsurer has entered into a third-party reinsurance arrangement for the purpose of ceding mortality risk. A retrocessionaire may be appointed as a Designee on the Reinsurer’s behalf in order for the Reinsurer to satisfy certain rights and obligations pursuant to the terms and conditions of this Agreement. Such functions generally include, but are not limited to:

a.	performing facultative underwriting reviews and extending facultative offers to the Company;

b.	performing claims reviews of the Company; or

c.	performing underwriting and administrative audits

The Reinsurer shall be and remain responsible under this Agreement in respect of all duties and obligations delegated to a Designee.

ARTICLE 2

TERMS OF REINSURANCE

2.01	Method of Reinsurance. The method of reinsurance shall be modified coinsurance and shall be based upon the Reinsured Amount of a Policy, as defined in Schedule B, “Reinsurance Basis.”

2.02

Applicable Policies. All Policies issued by the Company under Schedule A, “Policy Forms Reinsured” shall be reinsured. The Company will not knowingly reinsure any Policies sold through an agency that was not a Member Firm of M Financial Group at the time the policy application was taken.

2.03	License. This Agreement applies only to the Policies issued and delivered by the Company in a jurisdiction in which the Company is properly licensed.

2.04

Compliance. Each of the Company and the Reinsurer represents that it is, and shall use its best efforts to remain in compliance with the laws, regulations, judicial and administrative orders applicable to the Policies and its obligations hereunder, including, but not limited to, sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such sanctions may be amended from time to time, and the maintenance of an effective anti-money laundering policy (collectively “Laws”). Should either party discover a reinsurance payment has been made in violation of the Law, it shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions, including the return of the payments to the other party, unless prohibited by Law.

2.05	Currency. All amounts expressed in this Agreement and all payments made pursuant to the terms of this Agreement shall be in United States of America dollars.

ARTICLE 3

AUTOMATIC REINSURANCE

The Company agrees to cede and the Reinsurer agrees to accept the Reinsured Amount of a Policy as Automatic Reinsurance provided all of the following conditions are satisfied as of the Policy’s issue date:

3.01

Company Retention. For each policy reinsured hereunder, the Company shall retain without the benefit of third party reinsurance, the amounts set forth in Schedule C, without the consent of the Reinsurer, which shall not be unreasonably withheld. Amounts retained by the Company on other individual life insurance policies in force shall be taken into account when determining the Company’s retention for purposes of this Agreement.

3.02

Underwriting Guidelines. The Company substantially complies with its normal Underwriting Guidelines for fully underwritten and guaranteed issue business. Current Underwriting Guidelines, as of the executed date of this Agreement are provided in the attached Exhibits A and B. Other policies issued pursuant to any modified or special underwriting programs, including, but not limited to, simplified issues, table shaving, short form applications, or other non-customary non-medical underwriting shall not qualify for Automatic Reinsurance. It is understood that the Company’s underwriters may use reasonable judgment in applying the underwriting guidelines but that the underwriter’s decision must be based solely upon risk selection principles and the available underwriting evidence at the time the decision was made. Decisions made to meet competition or to offer a better rating to place a case without a reasonable underwriting justification are not eligible for automatic reinsurance. In no event shall any exceptions be made to the above without prior written consent from the Reinsurer. In the event the Company issues a case at a better rating than what is assessed under the Current Underwriting Guidelines and the Reinsurer approves the exception, both ratings must be provided for reporting purposes per Schedule D, “Administration Reports”.

The Company shall inform the Reinsurer of any material proposed change in the underwriting requirements, reinstatement procedures, and other information pertinent to the risks reinsured as may be expected to materially affect the mortality or persistency characteristics of the business retroceded at least thirty (30) days prior to their taking effect.

3.03

Automatic Acceptance Limits. The sum of the Ultimate amount of individual life insurance issued by the Company on an insured and the Ultimate amount of life insurance currently applied for from the Company shall not exceed the Automatic Binding Limits as set forth in Schedule C.

3.04

Jumbo Limits. The total amount of insurance in force shall not exceed the Jumbo Limit outlined in Schedule C, “Reinsurance Limits”. For the purposes of this Agreement, the total amount of insurance shall equal:

a.	The total amount of insurance in force with the Company, including ultimate amounts for increasing policies; plus
b.	The total amount of insurance pending with formal applications with the Company, including ultimate amounts for increasing policies; plus
c.	The total amount of insurance by the Company to be in force with all companies, including ultimate amounts for increasing policies; plus
d.	The total amount of insurance by the Company pending with formal applications with all companies, including ultimate amounts for increasing policies.

However, if there are any amounts of insurance that will be replaced either under a 1035 or non 1035 replacement, where a fully executed Assignment Form transferring the ownership to the Company is obtained, the amounts will not be included in the calculation of the total amount of insurance.

3.05	Occupation. The proposed insured shall not be employed in an excluded occupation as shown in Schedule C.

ARTICLE 4

FACULTATIVE REINSURANCE

The Company shall submit a Policy not satisfying the conditions set forth in Article 3, “Automatic Reinsurance”, for Facultative Reinsurance. The Company agrees to submit all Facultative Applications relating to the Policies contemplated herein to the Reinsurer for consideration before applying for Facultative Reinsurance from another reinsurer.

If the Company receives an application that meets any of the criteria below, the reinsurance shall be considered on a facultative basis:

(a) The amount reinsured, in addition to the amount already reinsured on that life, exceeds the Automatic Binding Limits or the Jumbo Limits, outlined in Schedule C; or

(b) When the application is on a life for which the Company intends to retain more than a Quota Share Percentage that is different from that shown in Schedule C; or

(c) The application is on a life for which an application had been submitted by the Company to the Reinsurer on a facultative basis within the last three (3) years (unless the reason for submitting the case on a facultative basis no longer applies.)

The relevant terms and conditions of this Agreement shall apply to those facultative applications that are accepted by the Reinsurer.

4.01	Application. The Company shall apply for Facultative Reinsurance in a form that is mutually agreed upon between the Company and the Reinsurer.

4.02

Underwriting Papers. Copies of the insurance application, medical examiner’s reports, attending physician statements, inspection reports, financial information and all other papers and information obtained by the Company concerning insurability of the risk shall accompany a facultative reinsurance application form in accordance with Article 4.01, “Application”. If there are outstanding underwriting requirements not yet available, the Company shall notify the Reinsurer of such requirements. In addition, the Company agrees to provide any subsequent information received pertinent to the risk assessment to the Reinsurer as soon as possible following receipt of such information by the Company. At the Reinsurer’s direction, the Company shall submit the application for reinsurance and all supporting and related documents and information directly to the Reinsurer. It is understood that the Reinsurer may direct the Company, in writing, to communicate with a facultative underwriting Designee directly on any given facultative submission.

4.03

Reinsurer’s or Designee’s Actions. Following receipt of a facultative reinsurance application and the information as described above, the Reinsurer, directly or through its facultative underwriting Designee, agrees to promptly examine the underwriting information and notify the Company of any one of the following:

a.	an offer to reinsure the Policy as applied for;

b.	an offer to reinsure the Policy other than as applied for;

c.	an offer to reinsure the Policy subject to additional underwriting requirements;

d.	a need for additional underwriting information to further consider making a facultative reinsurance offer; or

e.	a declination to make any facultative reinsurance offer.

The Reinsurer may elect not to participate in the facultative risk; however, this shall not prohibit the Company from reinsuring the facultative risk for its own accord with the facultative underwriting Designee under the terms of any other reinsurance agreement with such Designee, subject to the terms of this Article 4.

4.04

Expiration of Facultative Offer. Any offer from the Reinsurer or its facultative underwriting Designee to reinsure the Policy will expire one hundred twenty (120) days after the offer is made, unless the facultative offer specifies otherwise or the Reinsurer extends the offer period in writing. The Company may accept the facultative reinsurance offer within the offer period and shall notify the Reinsurer of such acceptance with appropriate written documentation that is mutually acceptable to the Company and Reinsurer. Reporting of these cases will follow the procedures outlined in Schedule D, “Administration Reports”.

4.05

Conflicts. The terms and conditions of any facultative offer shall supersede the terms of the Agreement in case of conflicts between the two; otherwise, reinsurance of a Policy on a Facultative Reinsurance basis shall comply with the terms of this Agreement.

ARTICLE 5

COMMENCEMENT OF LIABILITY

5.01

Conditional Receipt or Temporary Insurance Coverage. The Reinsurer’s liability shall equal the Quota Share Percentage Reinsured of the amount stated in the Company’s Temporary Insurance Agreement (TIA). The Company’s maximum TIA liability is outlined in Schedule C, “Reinsurance Limits”.

Once a TIA is completed and provided all the conditions are met, changes in insurability that post-date the TIA, while it is in effect, will be ignored for the lesser of the face amount or $1 million individual or $5 million survivorship.

5.02	Automatic Reinsurance. The Reinsurer’s liability for its share of a Policy ceded automatically, as defined in this Agreement, shall commence simultaneously with the Company’s liability.

5.03	Facultative Reinsurance. The Reinsurer’s liability for a Policy ceded facultatively, as defined in this Agreement, shall commence when both:

a.	the Company accepts the Reinsurer’s or its facultative underwriting Designee’s offer to reinsure by making a dated notation of its acceptance in its underwriting file; and

b.	the Policy has been issued.

5.04	Termination of Liability. The Reinsurer’s liability for any Policy ceded automatically or facultatively under this Agreement shall cease upon the earliest of:

a.	the date the Company’s liability on such Policy is terminated under the terms of its Policy with the policyholder; or

b.	the date this Agreement is terminated by the Company or the Reinsurer as specifically provided for and limited by this Agreement.

ARTICLE 6

PAYMENTS BY THE COMPANY

6.01

Reinsurance Premiums. The Company agrees to pay Reinsurance Premiums to the Reinsurer on a Policy for each and every accounting period, for the duration of this Agreement. For the purposes of this Agreement, the term Reinsurance Premiums shall mean the premium collected by the Company from the policyholder(s), for such then current accounting period, times the Quota Share Percentage Reinsured as set forth in Schedule B, “Reinsurance Basis”.

6.02

Decrease in Modified Coinsurance Reserve. The Company shall pay the Reinsurer, as of the end of each and every accounting period for the duration of this Agreement, the amount by which the total Modified Coinsurance reserve, as defined in Article 10, “Reserves”, in the aggregate on the Policies has declined since the beginning of such then current accounting period, if any, as defined in Schedule D, “Administration Reports” multiplied by the Quota Share Percentage Reinsured, as set forth in Schedule B, “Reinsurance Basis”. The amount of such decrease for such then current accounting period shall be determined by subtracting the amount of the modified coinsurance reserve on the Policies as of the end of the then current accounting period, from the amount of the modified coinsurance reserve on the Policies as of the beginning of the then current accounting period. Should such calculation result in a positive number, this shall be the amount of the decrease for the current accounting period. Should such calculation result in a negative number, the amount of decrease for the current accounting period shall be zero or none.

6.03

Consideration for Net Investment Income. The Reinsurer is obligated, in accordance with Article 7.03, “Increase in Modified Coinsurance Reserve”, to return all or a portion of the initial Reinsurance Premium to the Company as an initial Modified Coinsurance Reserve adjustment. Under coinsurance, the Reinsurer would have retained all such monies for its own account and would have enjoyed the investment income thereon to help defray the liabilities of the Policies. However, under modified coinsurance, the Reinsurer has allowed the Company to retain such assets, but it is not the intent of the parties that the Reinsurer should be denied the investment income on such monies. Therefore, the Company agrees to remit, for each and every accounting period for the duration of this Agreement, as part of the quarterly cash flow settlements to the Reinsurer, the investment income on such assets as provided for in Schedule F, “Investment Income Calculations”, multiplied by the Quota Share Percentage Reinsured, as set forth in Schedule B, “Reinsurance Basis”. Furthermore, the parties agree that retention of the assets by the Company is not intended to in any way diminish or dilute the investment risk transferred to the Reinsurer through the calculation of the investment income amount in Schedule F, “Investment Income Calculations”.

6.04	Quarterly Cash Flow Settlement. The parties agree to pay a quarterly cash flow settlement on the Policies as set forth in Schedule D, “Administration Reports”.

6.05	Due Dates. The quarterly cash flow settlement shall be due and payable as set forth in Schedule D, “Administration Reports”.

6.06

Estimates and Delays. If the amount of the quarterly cash flow settlement cannot be determined on an exact basis as of the due dates, as defined in Schedule D, “Administration Reports”, such payments will be paid in accordance with a mutually acceptable formula which will approximate the actual payments. Should there be a delay in the payment due, the Reinsurer reserves the right to charge an interest penalty for the time period that the amount is overdue, at an annual effective interest rate based on the thirty (30) day U.S. Treasury Bill rate as of the due date plus 2% per annum.

6.07

Administration of Reinsurance. Reporting periods, due dates, reporting requirements, quarterly cash flow settlement preparation and payments, and responsible parties are more fully described in Schedule D, “Administration Reports”, attached hereto.

ARTICLE 7

PAYMENTS BY REINSURER

7.01

Commissions. The Reinsurer shall reimburse the Company for the commissions and overrides actually paid by the Company on the Policies eligible for commission, multiplied by the Quota Share Percentage Reinsured, as set forth in Schedule B, “Reinsurance Basis”, for each and every accounting period for the duration of this Agreement, provided no increase in the dollar amount of compensation or reimbursement has been made in any producer or agency contract without the express written consent of the Reinsurer. The Reinsurer shall not unreasonably withhold such consent.

7.02

Administration Expense Allowance. The Reinsurer shall reimburse the Company for the expenses it incurs from the Policies, multiplied by the Quota Share Percentage Reinsured. Such amount shall be as defined in Schedule E, “Expense Allowances”. Schedule E charges shall remain in effect for the first [*] of this Agreement, but may be renegotiated at [*] intervals thereafter.

7.03

Increase in Modified Coinsurance Reserve. The Reinsurer shall pay the Company, for each and every accounting period for the duration of this Agreement, the aggregate amount by which the Modified Coinsurance Reserve on the Policies, as defined in Article 10, “Reserves”, has increased since the beginning of such then current accounting period, if any, as defined in Schedule D, “Administration Reports”, multiplied by the Quota Share Percentage Reinsured, as set forth in Schedule B, “Reinsurance Basis”. The amount of such increase for such then current accounting period shall be determined by subtracting the amount of the modified coinsurance reserve on the Policies as of the beginning of the then current accounting period, from the amount of the Modified Coinsurance Reserve on the Policies as of the end of the then current accounting period. Should such calculation result in a positive number, this shall be the amount of the increase for the current accounting period. Should such calculation result in a negative number, the amount of the increase for the current accounting period shall be zero or none.

7.04

Claims. The Reinsurer shall pay the Company the Reinsured Amount on any claim paid by the Company pursuant to a Policy, in accordance with Article 8, “Death Claims,” and Article 9, “Contested Claims.” It is expected that payment for claims will be made directly by the Reinsurer to the Company. On an exception basis, subject to the consent of the Company, the Company may receive some or all of the Reinsured Amount on a claim through a third-party reinsurer that has been designated by the Reinsurer to perform claim payment duties. Any designation by the Reinsurer of a claim payment Designee will not in any way alter the roles, duties, obligations and responsibilities of the Reinsurer under this Agreement. The Reinsurer shall be entitled to recover from the Company, through offset or otherwise, any amounts paid by the Reinsurer on claims that are subsequently determined as not qualifying for reimbursement.

7.05	Claim Expenses. The Reinsurer shall pay its proportionate share of expenses incurred in connection with a Policy claim, in accordance with Article 8.07, “Expenses.”

7.06

Surrender Benefits. The Reinsurer shall pay the Company the surrender value paid by the Company pursuant to any Policy surrendered, times the Quota Share Percentage Reinsured, as set out in Schedule B, “Reinsurance Basis”.

7.07

Allowances for Premium Taxes. The Reinsurer shall reimburse the Company for the state premium taxes payable by the Company for the Policies in an amount equal to the Reinsurance Premiums for such then current accounting period, as defined in Article 6.01, “Reinsurance Premiums”, multiplied by the applicable premium tax rate, as defined in Exhibit D, “State Premium Tax”, for each and every accounting period for the duration of this Agreement. The average state premium tax rate reflected in Exhibit D may be adjusted on occasion by reasonable agreement of both parties.

7.08	Quarterly Cash Flow Settlement The parties agree to pay a quarterly cash flow settlement on the Policies as set forth in Schedule D, “Administration Reports”.

7.09	Due Dates. The quarterly cash flow settlement shall be due and payable as set forth in Schedule D, “Administration Reports”.

7.10

Estimates and Delays. If the amount of the quarterly cash flow settlement cannot be determined on an exact basis as of the due dates, as defined in Schedule D, “Administration Reports”, such payments will be paid in accordance with a mutually acceptable formula which will approximate the actual payments. Should there be a delay in the payment due, the Company reserves the right to charge an interest penalty for the time period that the amount is overdue, at an annual effective interest rate based on the thirty (30) day U.S. Treasury Bill rate as of the due date plus 2% per annum.

ARTICLE 8

DEATH CLAIMS

8.01	Claim Notice. The Company shall promptly notify the Reinsurer after it receives notice of a death claim.

8.02	Proofs. The Company shall promptly provide the Reinsurer with proper claim proofs as follows:

a.

For all non-contestable claims, once the Company has approved and paid the claim, the Company will send to the Reinsurer copies of the claimant’s statement, the insured’s death certificate and proof of payment.

b.

For contestable claims where the policy death benefit is less than or equal to $500,000, once the Company has approved and paid the claim, the Company will send to the Reinsurer copies of the insured’s death certificate, claimant’s statement, and proof of payment. The Company will provide additional papers to the Reinsurer upon request.

c.

For contestable claims where the policy death benefit exceeds $500,000, the Company will send to the Reinsurer copies of the insured’s death certificate, claimant’s statement, and claims investigation papers. If the reinsurance is on an automatic basis, the Company will also provide copies of the underwriting papers.

d.

If the Reinsurer wishes to comment on or consult with the Company regarding a claim, it shall inform the Company within ten (10) business days upon receipt of the above information. The Company will forward a copy of proof of payment, once the claim has been paid.

The Company will provide additional documentation to the Reinsurer as requested for any claim made hereunder, such as, but not limited to, cause of death or beneficiary information.

8.03

Claims Adjudication. The Company agrees to act in good faith and in accordance with its standard claims practices applicable for all claims, regardless if reinsured when enforcing the terms and conditions of the Policies in connection with the administration, negotiation, payment, denial or settlement of a claim.

The Reinsurer agrees that in regard to all claims on Policies reinsured under this Agreement:

(a) The final decision respecting claims payment is at the sole discretion of the Company.

(b) The Company may approach the Reinsurer for an opinion, but the Reinsurer is not responsible to the Company for a claim decision.

(c) The Company’s contractual liability for claims, as described in this Article, is binding on the Reinsurer, as long as claims have been submitted to and approved by the Reinsurer in accordance with the terms of this Agreement.

8.04

Payment. Except for claims disputed by the Company, the Reinsurer shall accept the good faith decision of the Company and shall pay the Company the Reinsured Amount once the Company provides proper claim proofs in accordance with Article 8.02, “Proofs”. Payment of the Reinsured Amount for the reinsured death proceeds shall be made in one lump sum, regardless of the Company’s settlement options.

8.05

Maximum Reinsurance Recoverable. The total reinsurance recoverable from all reinsurers by the Company, including the Reinsurer, shall not exceed the Company’s total contractual liability on the Policy, less the amount retained by the Company. The maximum reinsurance death benefit payable to the Company under this Agreement is the Reinsured Amount specifically reinsured with the Reinsurer. Any settlement amounts beyond the Reinsured

Amount voluntarily made by the Company are not reinsured hereunder. The Reinsurer shall pay its proportionate share of the interest that the Company pays on the death proceeds until the Company’s date of settlement, provided that the interest rate applied does not exceed the amount provided by state statute.

8.06

Expenses. The Reinsurer’s liability shall include reimbursement for reasonable documented third-party expenses incurred by the Company in connection with, investigating, defending or settling a Policy claim, provided the Reinsurer has not discharged its liability pursuant to Article 9, “Disputed Claims”. In no event shall such expense reimbursement include any of the following:

a.	salaries of employees of the Company or home office expenses;

b.	routine investigative or administrative expenses;

c.	expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement of the Policy proceeds or benefits that the Company may admit are payable;

d.	a gratuitous or ex gratia payment made by the Company.

8.08

Misrepresentation or Suicide. If the Company returns premium on a Policy to the policy owner or beneficiary as a result of misrepresentation, suicide of the insured, then all premiums and considerations paid under this Agreement for such Policy will be returned by the Reinsurer and the Company to the other party in lieu of any other form of reinsurance benefit payable under this Agreement. For survivorship (second-to-die) Policies, if a single life Policy is issued to the surviving life where the death of the first insured is by suicide, such resulting Policy shall be issued with the issue date of the original survivorship Policy and shall become reinsured hereunder in accordance with the terms of this Agreement.

8.09

Misstatement of Age or Sex. In the event of a change in the amount of the Company’s liability on a Policy due to a misstatement of age or sex, the Reinsurer’s liability shall change proportionately. The face amount of the Policy shall be adjusted from the inception of the Policy, and any difference in premiums and considerations paid under this Agreement shall be settled without interest.

ARTICLE 9

CONTESTED CLAIMS

9.01

Notice. The Company shall notify the Reinsurer of its intention to contest, dispute, compromise or litigate a claim involving a Policy. The Company shall also promptly disclose all information involving the Policy claim.

9.02

Opt Out. If the Reinsurer should decline to participate in the contest, compromise or litigation (“Opt Out”) the Reinsurer may then release all of its liability by paying the Company its full share of reinsurance death benefits for the Policy and will not share in any subsequent reduction in liability.

9.03

Reduction in Liability. If the Reinsurer does not Opt Out, and the Company’s contest, compromise, or litigation results in a reduction in its liability, the Reinsurer shall share in the reduction in the proportion that the Reinsurer’s liability bears to the total liability on the insured’s date of death.

9.04

Reinsurer’s Participation in Expenses. The Reinsurer shall pay its Quota Share Percentage of reasonable, documented, and approved third-party investigation and legal expenses connected with the litigation or settlement of contractual liability claims unless the Reinsurer has released its liability, in which case the Reinsurer shall not participate in any expenses after the date of release.

9.05	Exclusions. Claim expenses do not include those expenses mentioned in Article 8.06 , “Expenses”.

ARTICLE 10

RESERVES

The Modified Coinsurance Reserves shall be an amount equal to the Gross Statutory Reserve on the portion of the Policies reinsured hereunder as of the close of such accounting period for which this calculation is being made. For the first accounting period after the effective date of this Agreement, the beginning Modified Coinsurance Reserve for purposes of the calculation of increase or decrease in modified coinsurance reserve shall be zero.

ARTICLE 11

EXTRACONTRACTUAL DAMAGES

11.01

Reinsurer’s Liability. It is understood that the Reinsurer shall not participate in Punitive or Compensatory Damages that are awarded against the Company as a result of an act, omission, or course of conduct committed solely by the Company, its agents, or representatives in connection with claims covered under this Agreement. The Reinsurer will, however, pay its share of Statutory Penalties awarded against the Company in connection with claims covered under this Agreement if the Reinsurer elected in writing to join in the contest of the coverage in question.

11.02

Reinsurer’s Limited Participation. The parties recognize that circumstances may arise in which equity would require the Reinsurer, to the extent permitted by law, to share proportionately in Punitive Damages. Such circumstances are difficult to define in advance, but would generally be those situations in which the Reinsurer was an active party and, recommended, consented to, or ratified the act or course of conduct of the Company that ultimately resulted in the assessment of the Punitive Damages. In such situations, the Reinsurer and the Company may share such damages so assessed, in equitable proportions.

For purposes of this Article, examples where the Reinsurer’s conduct may give rise to such responsibility include, but are not limited to, the following:

a.	the Reinsurer has actively taken control of the litigation and is directing the Company’s action; and

b.	the Reinsurer is attempting to compel acceptance of its direction by a specific written threat of withholding payment of reinsurance proceeds.

The parties further agree that the mere decision to participate in a contest is not a sufficiently direct, active, decision making role so as to give rise to Punitive Damages nor is the provision of advice concerning a claim that was solicited by the Company.

ARTICLE 12

POLICY CHANGES, CONTINUATIONS, REDUCTION, AND INCREASES

12.01

Policy Changes. Whenever a change is made in the status, plan, amount, risk classification or other feature of a Policy, the Reinsurer shall, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Company shall reflect any change due to such adjusted reinsurance coverage in the Company’s next billing statement.

a.

Risk Classification Changes. If the insured requests a table rating reduction, removal of a flat extra premium charge, or other risk classification change, such change shall be underwritten according to the Company’s normal underwriting practices. Risk classification changes on facultative Policies shall be subject to the Reinsurer’s or facultative underwriting Designee’s approval. Any reinsurance coverage shall be adjusted accordingly.

b.

Reinstatements. If a Policy reinsured on an Automatic Reinsurance basis is reinstated in accordance with the terms and normal Company rules and practices, the Reinsurer shall automatically reinstate the reinsurance. If a Policy reinsured on a Facultative Reinsurance basis is reinstated, the Reinsurer’s approval is required for the reinstatement when the Company’s regular reinstatement rules indicate that more evidence of insurability is required. If the Company collects premiums in arrears from the policyholder of a reinstated policy, it agrees to pay the Reinsurer all corresponding reinsurance premiums in arrears in connection with the reinstatement. The Reinsurer shall not be liable for any claims incurred between the date of termination and the date of reinstatement of the reinsurance.

c.

Restorations. If a Policy is restored pursuant to any state law or regulation that requires reinstatement or restoration of a Policy following a “free look” period allowed to the policyholder for a proposed replacement policy, and said replacement policy is subsequently rejected by the policyholder, the Reinsurer agrees to restore reinsurance of the Policy under its original terms and conditions as set forth herein. The foregoing shall apply to Policies reinsured on both an Automatic and Facultative Reinsurance basis.

12.02

Continuations. A Continuation of a Policy may occur as a replacement or exchange. If the Company issues a Continuation of a Policy as defined in this Article and Article 25 “Definitions”, it agrees to reinsure the Continuation with the Reinsurer, subject to the provisions of this Article.

A Policy resulting from an exchange or replacement will be underwritten by the Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Company’s guidelines treat the Policy as new business, then the reinsurance will also be considered new business, and the provisions of Article 3, “Automatic Reinsurance”, or Article 4 “Facultative Reinsurance”, shall apply to such Policy as they would to other new business. For example, new business is defined as those policies on which:

a.	The Company has obtained complete and current underwriting evidence on the full amount; and
b.	The full normal commissions are paid for the new plan; and
c.	The suicide and contestable provisions apply as if the Policy were newly issued.

If the above new business provisions do not apply, the Company and the Reinsurer must specifically agree on terms and procedures for the reinsurance coverage to continue. Furthermore, unless mutually agreed otherwise, Policies that are not originally reinsured with the Reinsurer and that are converted or exchanged to or replaced by a plan covered under this Agreement will not be reinsured hereunder.

The Reinsurer’s or facultative underwriting Designee’s approval will be required if the original Policy was reinsured on a Facultative Reinsurance basis.

12.03

Reductions. Whenever retained individual life insurance coverage on the insured life terminates, lapses, or reduces, the Reinsured Amount of the Policy shall be reduced proportionately. The reduction in reinsurance shall be effective on the same date as the termination, lapse, or reduction of the underlying Policy. The reduction in the reinsurance shall be proportional to the share of risk covered by the Reinsurer before the reduction.

12.04

Non-Contractual Increases. If the amount of life insurance on a Policy is increased as the result of a non-contractual change, such an increase shall be considered as new business and shall be subject to all terms and conditions set forth in Article 3, “Automatic Reinsurance” or Article 4, “Facultative Reinsurance” herein. The Reinsurer’s or facultative underwriting Designee’s approval is required if the original Policy was reinsured on a Facultative Reinsurance basis, or if the new amount of coverage causes the Reinsured Amount on the insured’s life to exceed either the Automatic Acceptance Limit or the Jumbo Limits as specified in Schedule C, “Reinsurance Limits”.

12.05

Contractual Increases. If the amount of life insurance on a Policy is increased, where, (a) the increase is not subject to new underwriting evidence in accordance with the Company’s normal underwriting standards and practices, and (b) the maximum amount of increase was known at the time of issue of the Policy, the increase shall be Automatically reinsured, provided that the new amount does not exceed the Automatic Issue Limits specified in Schedule C, “Reinsurance Limits”. The Company and the Reinsurer will generally share the increased amount proportionately. For Facultative cases, the Company and the Reinsurer will mutually agree on the reinsurance and the reporting of the increased amount. Any other contractual increase not subject to new underwriting shall not be reinsured under this Agreement. The Company shall provide the Reinsurer with the Ultimate Amount of insurance applied for on a Policy.

ARTICLE 13

TERMINATIONS BY COMPANY

The Company agrees to maintain reinsurance of a Policy in force, subject to the termination provisions in this Article, for as long as the Policy remains in force. The Company shall not discontinue payment of a quarterly cash flow settlement to avoid reinsurance.

There shall be no right of recapture due to increases to the Company’s Retention. However, upon the occurrence of any of the events as described in this Article, the Company may terminate this Agreement for new and in force business as outlined below and in accordance with Exhibit D, “Special Termination Settlement”. Such termination shall apply to all Policies reinsured under the terms of this Agreement. As of the termination date, the Reinsurer will have no further liability under this Agreement.

13.01

Nonpayment by the Reinsurer If the quarterly cash flow settlement is not paid within forty-five (45) calendar days of the due date, as set forth in Schedule D, for reasons other than those due to Error, the Company may, in addition to other rights under this agreement, exercise its right of termination and shall give the Reinsurer a thirty (30) calendar day written notice, as per Article 23.07, “Notices”, of its intent to terminate. Reinsurance shall automatically terminate at the end of such 30-day notice period provided the settlement payment is not received within that 30-day period.

13.02

Breach of Representations and Warranties. Violation by the Reinsurer of any term or condition of this Agreement per Article 22, “Representations and Warranties”, and failure to remedy the breach within the stated Notification Period, as defined by Article 23.08, “Notification Period”.

13.03

Change in Control. A Change in Control (more than 49% to other than the Reinsurer’s Member Firms) of the common stock of the Reinsurer, without the express written consent of the Company, except that any reorganization of the Reinsurer’s shares to facilitate a holding company reorganization with such new holding company materially controlled by the same entities or individuals as the Reinsurer shall not be considered a change in control as contemplated by this Article.

13.04	Change in Reinsurer’s Financial Conditions. The Reinsurer is placed under supervision, conservatorship or receivership as provided by law or regulation.

13.05

Change in Company Action Level. The statutory capital and surplus is less than 150% of the NAIC statutory requirements for Risk Based Capital Company Action Level as of any calendar year ending December 31 as that term is defined as of the effective date of this Agreement or if still applicable as such term is defined for such then current accounting period.

13.06

Material Breach Notwithstanding the notice requirement set forth in Article 26.02, “Closure for New Reinsurance”, the Company may terminate this Agreement with respect to the reinsurance of new business following notice of a material breach of this Agreement, as set forth in Article 26.02, “Closure for New Reinsurance”.

ARTICLE 14

TERMINATIONS BY REINSURER

If the Company experiences any one of the events as described below, the Reinsurer may terminate this Agreement as outlined below and in accordance with Exhibit D, “Special Termination Settlement”. .

14.01

Nonpayment by Company. The payment of a quarterly cash flow settlement is a condition precedent to the liability of the Reinsurer. If the settlement is not paid within forty-five (45) calendar days of the due date as set for in Schedule D, for reasons other than those due to Error, the Reinsurer may exercise its right of termination and shall give the Company a thirty (30) calendar day written notice, as per Article 23.07, “Notices”, of its intent to terminate. Reinsurance shall automatically terminate at the end of such 30-day notice period for all reinsurance on which balances remain due and unpaid, including reinsurance on which balances become due and unpaid during and after the 30-day notice period, provided the settlement payment has not been received.

14.02

Material Breach. Notwithstanding the notice requirement set forth in Article 26.02, “Closure for New Reinsurance”, The Reinsurer may terminate this Agreement with respect to the reinsurance of new business following notice of a material breach of this Agreement, as set forth in Article 26.02, “Closure for New Reinsurance.”

14.03

Reinstatement of Reinsurance. If reinsurance coverage for Policies is terminated because the quarterly cash flow settlement is past due, the Policies may be reinstated, subject to payment of all settlements past due. The Reinsurer shall not be liable for any claims incurred between the date of termination and the date of reinstatement of the reinsurance. The right to terminate reinsurance shall not prejudice the Reinsurer’s right to collect any and all settlements for the period during which reinsurance was in force prior to expiration of the notice of intent to terminate.

ARTICLE 15

ERRORS AND OMISSIONS

15.01

Errors. Any unintentional or accidental failure of the Company or the Reinsurer to comply with the terms of this Agreement which is shown to be the result of an error, oversight, omission or misunderstanding in the administration of reinsurance (collectively referred to as “Errors”) shall not be deemed a breach of this Agreement, or invalidate the reinsurance, provided that, upon discovery, the Errors shall be corrected so that both parties are restored to the position they would have occupied had the Error not occurred. If it is not possible to restore both parties to such a position, the Company and the Reinsurer shall negotiate in good faith to equitably apportion any resulting liabilities and expenses. Where the errors affect the administration of the direct insurance, the Company shall correct the errors on the policy and where the errors affect the administration of the Agreement, both the Company and the Reinsurer shall enable the appropriate corrections.

15.02

Limitations. The Reinsurer shall not provide reinsurance for policies that do not satisfy the terms and parameters of this Agreement, nor shall the Reinsurer be responsible for grossly negligent or deliberate acts or errors in administration by the Company. If either party should substantially fail to comply with the reporting requirements pursuant to this Agreement, the other party may require an audit of its records for similar errors and to require that commercially reasonable efforts be made to avoid similar errors in the future.

The following are not considered Errors for purposes of the Agreement:

a)	Non-compliance with automatic & facultative submission provisions.
b)	Grossly negligent, deliberate acts or known repetitive errors (i.e., those that a party has become aware of and which then occur again).
c)	A circumstance that would be an “Error” except that it occurred more than 36 months in the past.

ARTICLE 16

INSPECTION OF RECORDS

The Company, the Reinsurer, or their respective designees may audit, inspect and examine, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the Policies reinsured under this Agreement provided that a reasonable amount of advance notice has been given to the other party. For instance, other documents related to the Policies shall include management’s documentation and assessment of internal controls in compliance with Sarbanes Oxley Sec. 404.

Inspection shall be performed during the normal business hours and at the office of the party where the records to be inspected are routinely housed. The party wishing to make the inspection shall notify the other party in writing of its desire to make such an inspection and of the documents or information it desires to review. The party whose records are to be inspected shall promptly respond to the requesting party and make arrangements for a mutually acceptable time for the inspection. The audited party agrees to provide a reasonable workspace for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The expense of the respective party’s employee(s) or authorized representative(s) engaged in such activities shall be borne solely by such party.

ARTICLE 17

INSOLVENCY OF THE COMPANY

In the event that the Company is deemed Insolvent, all payments made in accordance with the terms of this Agreement shall be payable by the Reinsurer directly to the Company, its liquidator, receiver or statutory successor, without diminution because of the Insolvency of the Company. It is understood, however, that in the event of such Insolvency, the liquidator, receiver or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of a claim against the Company on a risk reinsured hereunder within a reasonable time after such claim is filed in the Insolvency proceeding. Such notice shall indicate the Policy reinsured and whether the claim could involve a possible liability on the part of the Reinsurer. During the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses it may deem available to the Company, its liquidator, receiver or statutory successor. It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest (determined with respect to shares of amount at risk) elects to interpose a defense or defenses to any such claim, the expense shall be apportioned among the reinsurers in the same proportion that the reinsurers’ net liability bears to the sum of the net liability of all reinsurers. The Reinsurer shall be liable for the amounts payable under this Agreement and shall not be, nor become, liable for any amounts or reserves to be held by the Company on the Policies.

ARTICLE 18

OFFSET

The Company and the Reinsurer will have the right to offset any balance or balances whether on account of premiums, allowances or claims due from one party to the other, under this Agreement or under any other reinsurance agreement between the Company and its affiliates and the Reinsurer. The right of offset will not be affected or diminished because of the insolvency of either party.

ARTICLE 19

DEFERRED ACQUISITION COST TAX

The parties hereby agree to make the election in accordance with Treasury Regulation section 1.848-2(g)(8) and further agree:

a.	This election shall take effect for the taxable year ending December 31, 2006 and shall remain in effect for each taxable year during which transactions covered under this Agreement are applied; and

b.

that the party with net positive consideration, as defined in the regulations promulgated under Internal Revenue Code Section 848, will capitalize specific policy acquisition expenses with respect to this agreement without regard to the general deductions limitation of Internal Revenue Code Section 848(c)(1); and

c.	that the other party may challenge such calculation within ten (10) business days of receipt of the such net positive consideration calculation; and

d.

that should the other party challenge such calculation and the parties are unable to agree as to the appropriate methodology they shall refer such dispute to an outside tax consultant neutral to the parties; both parties will share the costs of the independent tax consultant.

Both the Company and the Reinsurer represent and warrant that they are subject to U.S. taxation under either Subchapter L of Chapter 1, or Subpart F of Subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended.

ARTICLE 20

ARBITRATION

To initiate arbitration, either the Company or the Reinsurer will notify the other in writing of its desire to arbitrate, stating the nature of its dispute and remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days.

Within sixty (60) days of the date on which the party initiating the arbitration gives notice to the other party that it is initiating such arbitration, the Company and the Reinsurer shall each appoint one arbitrator. The two arbitrators shall select a third arbitrator within two weeks of the date on which the last of the two such arbitrators was appointed. Should the two arbitrators not agree on the choice of the third arbitrator, then the Company and the Reinsurer shall each name four (4) candidates to serve as arbitrator.

Beginning with the party who did not initiate arbitration, each party shall eliminate one candidate from the eight listed until one candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process shall be repeated until a candidate has agreed to serve as the third arbitrator.

All three arbitrators must be present or former officers of Life Insurance Companies or Life Reinsurance Companies, excluding however, officers of the two parties to this Agreement, their affiliates or subsidiaries or past employees of any of these entities. The place of meeting of the arbitrators shall be decided by a majority vote of the arbitrators. The written decision of a majority of the arbitrators shall be final and binding on both parties and their respective successors and assigns. All costs of the arbitration and expenses and fees of the arbitrators shall be borne equally by the parties.

The arbitrators shall render a decision within six (6) months of the appointment of the third arbitrator, unless both parties agree otherwise.

Alternatively, if both parties consent, any controversy may be settled by arbitration in accordance with the rules of the American Arbitration Association, or to the extent they do not contradict the provisions of this Article, the arbitration may be governed by the AIDA Reinsurance and Insurance Arbitration Society (ARAIS.us) rules.

Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

It is specifically the intent of both parties that these arbitration provisions shall replace and be in lieu of any statutory arbitration provision, if the law so permits.

If more than one reinsurer is involved in arbitration where there are common questions of law or fact and a possibility of conflicting awards or inconsistent results, all such reinsurers may consolidate and act as one party for purposes of arbitration and communications shall be made by the Company to each of the reinsurers constituting the one party; provided, however, that nothing therein shall impair the rights of such reinsurers to assert several, rather than joint defenses or claims, nor be construed as changing the liability of the reinsurers under the terms of this Agreement from several to joint.

ARTICLE 21

GOOD FAITH AND CONFIDENTIALITY

21.01

Utmost Good Faith. The parties agree that this Agreement is entered into with the understanding that the principles of utmost good faith traditional to reinsurance shall be adhered to in the formation and performance of this Agreement and shall govern the parties’ rights and obligations. This Agreement is entered into in reliance of the utmost good faith of the parties including, for example, their warranties, representations and disclosures.

21.02

Duty to Disclose. This utmost good faith of the parties, their representatives, successors, and assigns includes, but is not limited to, a duty of full and fair disclosure, as reasonably determined by sound actuarial principals, of all information respecting Policies reinsured hereunder, and the duty to make true and complete representations in such disclosures. The Company affirms that it has disclosed and shall continue to disclose to the Reinsurer all matters material to this Agreement, such as underwriting and policy issue practices (i.e. rules and philosophies), claims practices, any changes to product loads, charges, or features, its financial condition, and any change in its ownership or control.

21.03	Confidentiality. The Company, the Reinsurer, and the Reinsurer’s Designees will hold confidential and not disclose or make competitive use of any shared proprietary information unless
(i)	it was otherwise agreed to in writing, or
(ii)	the information otherwise becomes publicly available through no fault of the receiving party, or
(iii)	disclosure is required for retrocession purposes (and the third party recipient agrees to keep the information confidential in terms acceptable to the disclosing party, or
(iv)	the disclosure has been permitted by law or is duly required by external auditors or regulatory authorities

ARTICLE 22

REPRESENTATIONS AND WARRANTIES

22.01	Each party to this Agreement represents the following:

a.	it is a corporation duly organized, existing and in good standing under the laws of its state of domicile and in other states where it is conducting business.

b.

it has taken all requisite corporate proceedings to authorize it to enter into and it is empowered under applicable laws and by its charter and bylaws to enter into and perform the duties contemplated in this Agreement.

c.

That data provided, both oral and written, as part of each party’s due diligence process, is complete and accurately describes the current financial condition of the party, and the Policies eligible for reinsurance hereunder.

22.02	The Company and the Reinsurer agree to the following:

a.	It shall not permit a person under its control to commit any action that it knows would violate any provision of law regarding the governing, administration, or servicing of this Agreement; and

b.

It shall not take any unauthorized action that would encourage the policyholders covered under this Agreement to surrender, reduce or otherwise terminate their existing coverage either through direct or indirect acts, including but not limited to, a plan of internal replacement; and

c.

to indemnify, defend and hold harmless the other, its directors, officers, employees and agents from any and all claims, actions, suits, judgments, damages (including punitive or exemplary damages), fines and other proceedings, whether civil, criminal (only to the extent permitted by law or public policy), administrative, investigative or otherwise, together with all costs, expenses and other amounts, including attorney’s fees, arising or alleged to have arisen out of any act, error or omission related to or resulting from the performance of the duties, obligations or responsibilities of the indemnifying party, its directors, officers, employees and agents, under this Agreement. This Article 22.02 is not intended and shall not be construed to expand the remedies that may be awarded by arbitrators for breach of this Agreement in any arbitration of a dispute between the Company and Reinsurer pursuant to Article 20, “Arbitration”.

d.

maintain its retention limit as set forth in Schedule C, and that neither party will enter into any other reinsurance agreements without the express written approval of the other party. Such approval shall not be unreasonably withheld.

e.

no commission, fee or compensation is due to any third person by virtue of having negotiated or arranged the transactions herein. Each of the parties agrees to pay all costs incurred by it for actuarial, legal and other services received or utilized in connection herewith.

f.

any and all materials, information, proposals, studies, or other documents related to this Agreement are confidential and proprietary. Neither party shall disclose, directly nor indirectly, any information obtained from the other party, relative to this Agreement, to any third party, without the express written consent of the other unless applicable statute, law, or regulation requires such disclosure.

ARTICLE 23

GENERAL PROVISIONS

23.01

Article Headings and Subsections. All article headings, titles and subsections captured in this Agreement or in any schedule have been inserted for the reader’s convenience only, shall not be deemed a part of this Agreement and shall not be construed as having specific meaning with regards to any interpretation of the Agreement.

23.02	Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

23.03

Entire Agreement. This Agreement, which includes any Schedules, Exhibits, and Addenda, and any amendments attached hereto, constitute the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

23.04	Financial Reports. The Company and the Reinsurer each agree to furnish the other with their respective NAIC Convention Blank Statements, as required by their respective state laws, upon request.

23.05

Governing Law. This Agreement is subject to and is to be interpreted in accordance with the laws of the State of Michigan, except that it is agreed that the provisions of Article 20, “Arbitration”, shall be governed by the rules of AIDA Reinsurance and Insurance Arbitration Society (ARIAS.US).

23.06

Nonwaiver. No forbearance on the part of either party to insist upon compliance by the other party with the terms of this Agreement shall be construed as, or constitute a waiver of, any of the terms of this Agreement.

23.07

Notices. All notices and other communications under this Agreement will be effective when received and sufficient if given in writing and delivered by confirmed facsimile transmission, by certified or registered mail, or by an overnight delivery service of general commercial use (such as UPS, Federal Express or Airborne), addressed to the attention of the applicable party described in Schedule D attached hereto, or any successor thereof.

23.08

Notification Period. Notwithstanding the provisions of Article 13, “Terminations by Company”, and Article 14, “Terminations by Reinsurer”, should the Company or the Reinsurer be found in violation of any of the provisions of this Article, the party discovering such breach shall notify, in writing, the other party of the existence of such breach. The party once notified shall have ninety (90) calendar days from the date such notification was mailed to provide the other party evidence that the breach has been remedied.

23.09

Severability. In the event that any provision or term of this Agreement shall be held by any court to be illegal or unenforceable, all of the other terms and provisions shall remain in full force and effect, except if the provision or term held to be illegal or unenforceable is also held to be a material part of this Agreement such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement, subject to the Special Termination Settlement in Exhibit C.

23.10

Survival. The representations, warrants, covenants and agreements respectively made by the Company and the Reinsurer in this Agreement which are required in order for the parties to enforce, or to enjoy the benefit of, rights and obligations that have occurred during the continuation of this agreement, shall survive the termination or expiration of this Agreement.

ARTICLE 24

PARTIES TO THE AGREEMENT

24.01

No Third Party Relationship. This Agreement is solely between the Reinsurer and the Company. There is no third party beneficiary to this Agreement. Reinsurance under this Agreement shall not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, policyholder, agent, beneficiary, assignee, Designee, or other reinsurer. The Company agrees that it shall not make the Reinsurer a party to any litigation between any such third party and the Company.

24.02

Parties’ Obligations. The terms of this Agreement are binding upon the parties, their representatives, successors, and assigns. The parties to this Agreement are bound by ongoing and continuing obligations and liabilities until the underlying Policies are no longer in force under this Agreement. This Agreement shall not be bifurcated, partially assigned, or partially assumed.

ARTICLE 25

DEFINITIONS

25.01

Automatic Acceptance Limits. The amount specified in Schedule C, “Reinsurance Limits”, used to determine the maximum amount ceded as Automatic Reinsurance. This includes all coverage amounts (including Ultimate Amounts) ceded by the Company to the Reinsurer at the time of consideration of the current application. The Automatic Acceptance Limits apply only to policies within the Jumbo Limit.

25.02

Automatic Issue Limits. The amount specified in Schedule C, “Reinsurance Limits”, used to determine the maximum amount written by the Company, including the Company’s Retention, that qualifies for Automatic Reinsurance. This includes all coverage amounts (including Ultimate Amounts) applied for or issued by the Company with all reinsurers at the time of consideration of the current application.

25.03

Automatic Reinsurance. Reinsurance satisfying conditions as set forth in Article 3 “Automatic Reinsurance” of this Agreement that may be ceded to the Reinsurer without obtaining a specific offer from the Reinsurer to reinsure.

25.04

Company’s Retention. The dollar amount that is held by the Company and its affiliates, as specified in Schedule C, at its own risk on an insured person without the benefit of proportional reinsurance. In calculating the amount to be retained, the sum of all retained coverage held by the Company on the insured person and in force as of the date of issue of the Policy shall be taken into account.

25.05	Compensatory Damages are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

25.06	Continuations. A new Policy replacing an existing Policy or a change to an existing Policy issued in compliance with the terms of the original Policy or satisfying any one of the following conditions:

a.	the continuing Policy is issued without the same new underwriting information the Company would normally obtain for a newly issued policy; or

b.	the continuing Policy is issued without a suicide exclusion or contestable period for the same period of time as those contained in other newly issued policies; or

c.	the Company does not pay the same commissions to its agent in the first year that it would normally pay for a newly issued policy.

25.07

Designee. A party designated by the Reinsurer to act on behalf of the Reinsurer in performing certain functions as more fully described in the body of this Agreement. Such functions generally include, performing facultative underwriting reviews and extending facultative offers, and performing any claims and underwriting reviews, or audits in order for the Reinsurer to satisfy its rights and obligations pursuant to the terms and conditions of this Agreement. Such designated party is typically one or more of the Reinsurer’s retrocessionaires. Any other functions the Reinsurer chooses a Designee to perform that are not expressly described in this Agreement must receive prior written approval from the Company.

25.08

Errors. Any unintentional or accidental failure of the Company or the Reinsurer to comply with the terms of this Agreement which is shown to be the result of an error, oversight, omission or misunderstanding in the administration of reinsurance.

25.09

Facultative Reinsurance. Reinsurance that is ceded to the Reinsurer subject to the Company obtaining and accepting a specific offer to reinsure from the Reinsurer or its facultative underwriting Designee, in accordance with Article 4, “Facultative Reinsurance”.

25.10	General Account. An undivided general investment account in which life insurers maintain funds (reserves) to support a line of business (i.e. monies that are not invested in the Separate Account).–

25.11

Gross Statutory Reserve. For purposes of this Agreement, it shall mean total Separate Account and General Account Reserves calculated by the Company under U.S. state insurance regulations and in accordance with accepted actuarial industry practice.

25.12	Insolvency/Insolvent. For purposes of this Agreement, either party to this Agreement shall be considered insolvent when so declared by the regulatory agency responsible for such determination.

25.13

Jumbo Limits. The total amount to be in force and pending formal applications with all companies, including the ultimate increasing amounts of the Company’s policies, without deducting the amounts to be replaced. However, if there are any amounts that will be replaced, either under 1035 or non 1035 replacement where a fully executed Assignment Form transferring the ownership to the Company is obtained, the amounts will not be included in the calculation of the total amount of insurance.

25.14

Laws. All laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement, including, but not limited to, sanctions laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such laws may be amended from time to time.

25.15

Member Firm. A Member Firm is any financial services entity that has (a) met the criteria for membership in the M Financial Group and has entered into the Marketing Agreement with M Financial Holdings Incorporated (dba M Financial Group) or (b) is currently completing a provisional Member Firm period.

25.16

Policy/Policies. An individual life insurance policy directly written by the Company on the policy forms set forth in Schedule A that are the subject of reinsurance hereunder. Such Policies may include other supplemental riders or endorsements. Reinsurance of these supplemental benefits is specified in Schedule A or any addendum attached hereto.

25.17	Punitive Damages are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

25.18	Quota Share Basis/Percentage. The percentage of premiums, losses, and expenses shared proportionately between the Company and the Reinsurer as specified in Schedule B.

25.19	Reinsured Amount. The death benefit less the Quota Share Percentage Retained by the Company, as set forth in Schedule C.

25.20

Reinsurer’s Retention. As specified in Schedule C, with respect to a Policy, this is the amount of the Reinsured Amount retained by the Reinsurer and not ceded by the Reinsurer to one or more retrocessionaires.

25.21

Separate Account. This is an account established by the Company, to hold assets which are held apart from the general assets of the company and which fund obligations of variable life insurance contracts.

25.22

Statutory Penalties. This shall mean the fixed amounts awarded by statute as a penalty in conjunction with an act, omission or course of conduct related to a claim. In no event whatsoever, shall the term Statutory Penalties include any Punitive Damages awards.

25.23	Ultimate Amount. The projected maximum face amount of a Policy that could be achieved based on certain assumptions made about the operation of the Policy during the insured’s lifetime.

25.24	Underwriting Guidelines. The Underwriting Guidelines used by the Company to evaluate and assess the potential insured risk, as specified in the attached Exhibits A and B.

ARTICLE 26

DURATION AND TERMINATION

26.01

Duration This Agreement shall survive until the last benefit to the last policyholder has occurred and been settled under the terms contained herein, unless all of the Policies have been otherwise terminated by the Company or terminated by the Reinsurer, as specifically allowed for and limited by this Agreement.

26.02

Closure for New Reinsurance. This Agreement is for an unlimited duration. The Company or the Reinsurer may terminate this Agreement with respect to new reinsurance by providing ninety (90) calendar days written notice, as per Article 23.07, “Notices”, of termination to the other party. During this notification period, the Company shall continue to cede and the Reinsurer shall continue to accept Policies pursuant to the terms of this Agreement.

ARTICLE 27

EXECUTION

This Agreement is effective as of the April 1, 2006 and applies to all eligible Policies with issue dates on or after such date. This Agreement has been made in duplicate and is hereby executed by both parties with authorized signatures as affixed below.

John Hancock Life Insurance Company (U.S.A.)

By:	/s/ Jonathan Porter	Attest:	/s/ Zahir Bhanji
Title:	VP and CFO US Insurance	Title:	AVP and Actuary
Date:		Date:

M Life Insurance Company dba M Financial Re

By:	/s/ Craig T. Shigeno	Attest:	/s/ John DeMeo
Title:	VP	Title:	Director
Date:	9/29/08	Date:	9/29/08

SCHEDULE A

POLICY FORMS REINSURED

As of the Effective Date of this Agreement, policies issued for the plans shown below and sold through a Member Firm of the M Financial Group are reinsured subject to the terms and conditions in this Agreement.

In the event that any additional plans are to be reinsured at a future date, a specific addendum shall be attached hereto describing the terms of reinsurance associated with such plans.

Acronym	Plan Name	Effective Date
MPUL	Majestic Performance Universal Life	April 1, 2006
MPVUL	Majestic Performance Variable Universal Life*	April 1, 2006
MVULX	Majestic Variable Universal Life X	July 1, 2008
MSULX	Majestic Survivorship Universal Life X	Jan 1, 2008
MSVULX	Majestic Survivorship Variable Universal Life X	July 1, 2008

*Note that Majestic Performance Variable Universal Life Policies with Extended No Lapse Guarantee Rider elected are excluded from Reinsurance Coverage under this Agreement.

All plans listed above are to be reinsured regardless of whether they were underwritten on a fully-underwritten basis or a guaranteed issue basis.

Riders and supplementary benefits shall be reinsured in accordance with the terms of the underlying policy and with the same type of Reinsurance Coverage used for the reinsurance of the base policy to which they are attached, unless stated otherwise. In the event that any additional riders are to be reinsured at a future date, a specific addendum shall be attached hereto describing the terms of reinsurance associated with such plans.

	LifeCare Benefit Rider	LifeCare Benefit Max Rider	Return of Premium Rider	Overloan Protection Rider	Enhanced Cash Value (ECV or ESV)	Deferred Protection Option	Estate Preservation Rider	Policy Split Option
MPUL	Yes	Yes	Yes	No	Yes	No	No	No
MPVUL	Yes	Yes	Yes	No	Yes	No	No	No
MVULX	No	No	Yes	Yes	Yes	No	No	No
MSULX	No	No	Yes	Yes	Yes	Yes	Yes	Yes
MSVULX	No	No	Yes	Yes	Yes	No	Yes	Yes

SCHEDULE B

REINSURANCE BASIS

1.	EFFECTIVE DATE OF AGREEMENT: April 1, 2006

2.

BACKDATING: The Reinsurer agrees to accept reinsurance coverage for policies backdated to have a policy year date not to exceed the longer of 1 year to the issue date and the maximum period allowed by the state in which the policy is issued. However, it is agreed that the Reinsurer shall not be liable for any claims occurring on such policies prior to the effective date of this Agreement.

3.

RESIDENCY REQUIREMENTS: To be covered for Automatic Reinsurance, the individual risk must be a United States resident at the time of application. An individual that resides for more than six months per year in the United States, Guam, Puerto Rico and the U.S. Virgin Islands will be considered a U.S. resident. Individual risks not covered for Automatic Reinsurance may be submitted for Reinsurance under the Facultative Reinsurance provision.

4.	CURRENCY: United States Dollars.

5.	REINSURANCE BASIS: Life reinsurance for John Hancock issues of the policy forms listed in Schedule A will be reinsured on a Modified Coinsurance basis.

6.

QUOTA SHARE PERCENTAGE REINSURED: Under this Reinsurance Agreement, the Reinsurer reinsures a quota share of each and every policy eligible for reinsurance to be calculated as follows. Notwithstanding the foregoing, upon mutual agreement between the Reinsurer and the Company, the Quota Share Percentage Reinsured may be adjusted, without limitation, on any one policy or groups of policies.

For policies which are to be covered under Automatic Reinsurance:

•

If 50% of an individual policy’s Ultimate Amount is less than or equal to Company’s Retention, as defined in article 3.01, with the limits set forth in Schedule C, then the Quota Share Percentage Reinsured on that policy shall be 50%.

•

If 50% of an individual policy’s Ultimate Amount is greater than the Company’s Retention, then the Quota Share Percentage Reinsured on that policy shall be increased to a percentage (X %) such that one minus this percentage (1 – X%) times the Ultimate Amount will be equal to the Company’s Retention.

For polices which are to be covered under Facultative Reinsurance, the Quota Share Percentage Reinsured shall be a percentage agreed upon by the Company and the Reinsurer.

7.	QUOTA SHARE PERCENTAGE RETAINED: Under this Reinsurance Agreement, this is equal to (1 minus the Quota Share Percentage Reinsured), as defined herein.

8.	LETTER OF CREDIT: A Letter of Credit will not be required under this Agreement.

SCHEDULE C

REINSURANCE LIMITS

Under this Reinsurance Agreement, the Reinsurer reinsures a Quota Share Percentage Reinsured as defined in Schedule B, “Reinsurance Basis,” for each and every policy eligible for reinsurance.

Notwithstanding the foregoing, upon mutual written and executed agreement between the Reinsurer and the Company, the Quota Share Percentage Reinsured may be adjusted, without limitation, on any one policy or group of policies.

The portion of reinsurance exceeding the Reinsurer’s retention limit will be ceded to their retrocessionaires.

1)	FULLY-UNDERWRITTEN POLICIES

Automatic Issue Limits: The following chart outlines the automatic capacity available, including the Company’s Retention, the Reinsurer’s Retention and Retrocession coverage available to the Reinsurer. The capacity listed applies only to policies within the Jumbo Limit. If the limits for Automatic Reinsurance are exceeded, the Company can submit the risk on a Facultative Reinsurance basis.

Individual Life Automatic Limits:
ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125%- 200%)	Tbl. 5 – Tbl. 8 (225%- 300%)	Tbl. 9 – Tbl. 16 (325%- 500%)
0 – 75	$60,000,000	$60,000,000	$50,000,000	$25,000,000
76 – 80	$60,000,000	$40,000,000	$25,000,000	$15,000,000
81 – 85	$25,000,000	$25,000,000	$7,000,000	Nil
86 – 90	$10,000,000	$2,000,000	Nil	Nil

Survivorship (Joint Life) Automatic Limits:
ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125%- 200%)	Tbl. 5 –Tbl. 8 (225%- 300%)	Tbl. 9 – Tbl. 16 (325%- 500%)
0 – 75	$65,000,000	$65,000,000	$55,000,000	$30,000,000
76 – 80	$50,000,000	$50,000,000	$45,000,000	$20,000,000
81 – 85	$15,000,000	$15,000,000	$9,000,000	Nil
86 – 90	$12,500,000	$2,000,000	Nil	Nil

•	Automatic Issue Limits for aviation are reduced in proportion to the Company’s retention reduction.
•	Entertainers and Professional Athletes are not to be included for Automatic Reinsurance.
•	The survivorship chart assumes both lives are in the same cell.
•	Both the individual and survivorship substandard cells ages 86 to 90 are retention only.

Company’s Retention Limit:

Individual Life Retention Limits:
ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125%-200%)	Tbl. 5 – Tbl. 8 (225%-300%)	Tbl. 9 – Tbl. 16 (325%-500%)
0 – 80	$20,000,000	$20,000,000	$10,000,000	$5,000,000
81 – 85	$10,000,000	$10,000,000	$2,000,000	Uninsurable
86 – 90	$7,500,000	$2,000,000	Uninsurable	Uninsurable

•	Retention is reduced by 50% for an aviation risk.
•	Aviation may be excluded for any impairment when rated up to table 4 (200%) for an individual policy; aviation should be excluded when rated over table 4 (> 200%)
•	If issuing an individual life policy with an aviation exclusion, full retention for age and mortality rating is available
•	Maximum retention on a professional athlete is $5,000,000

Survivorship Retention Limits:

1.	If both lives are ages 0 – 80 then survivorship retention equals the sum of the individual lives’ retention limits, not to exceed a maximum of $25,000,000.
2.	If one life age 0 - 80 is uninsurable and the other life is insurable up to table 4 (200%), the maximum retention is $20,000,000
3.	If one life on a survivorship exceeds the maximum mortality for his/her age or is uninsurable, the maximum retention is single life retention that is available for the healthy life.
4.

If one of the lives is age 81 –90 or is uninsurable, and the other life is age 0 – 80 and insurable up to table 4 (200%), the maximum retention limit (the sum of the individual lives’ retention limits) is $20,000,000.

5.	If both lives are 81 – 85, up to and including table 4 (200%), the maximum retention is $10,000,000.
6.	If both lives are age 86 – 90 and standard or better, the maximum retention is $10,000,000
7.

If one of the lives is 81 – 90 and insurable and the other life is uninsurable, the maximum retention limit cannot exceed the single life for age and mortality rating of the insurable life. For 81-85 up to table up to table 4 (200%) this would be $10,000,000; if the healthy life is over table 4 (200%), survivorship is not available.

8.

A life rated with multiple rating > 500% (and up to 5000%) is considered “Uninsurable”. The other life must be rated = 500% for a policy to be issued. (For ages 81-85, a life rated >300% is considered “Uninsurable”, and for ages 86-90, a life rated >200% is considered “Uninsurable”.) If one insured is considered “uninsurable” (as described above), the “healthy” life cannot be rated higher than:

a)	issue age 75 or less: 500%
b)	issue age 76 - 80: 300%
c)	issue age 81 - 90: 200%

Reinsurer’s Retention Limit:

$1,000,000 per life, all ages, Super Preferred – Table 16 (500%), regardless of plan.

Maximum Automatic Acceptance Limits:

The maximum Automatic Acceptance Limit by the Reinsurer shall be $40 million for all plans. Automatic Acceptance Limits are reduced by issue age and risk class.

Jumbo Limits:

The Jumbo Limit amount is defined as the total amount in force and pending formal applications with all companies, including the ultimate increasing amounts of the Company’s policies, without deducting amounts to be replaced. However, if there are any amounts that will be replaced, either under 1035 or non 1035 replacement, where a fully executed Assignment Form transferring the ownership to the Company is obtained, the amounts will not be included in the calculation of the total amount of insurance.

ISSUE AGE	Jumbo Limit
0 – 80	$65,000,000
81 – 85	$50,000,000
86 – 90	$20,000,000

The Jumbo Limits for aviation are reduced in proportion to the Company’s retention reduction. This Jumbo Limit is subject to change based on availability.

Notwithstanding the above, in the event that the Company issues a policy that inadvertently exceeds the jumbo limit and cedes the policy to the Reinsurer as if it were an automatic issue under the terms of this Agreement, the Reinsurer agrees to the following:

(a)

For amounts up to the Reinsurer’s internal retention, the Reinsurer shall offer to reinsure such policy based on the lesser of the amount of internal capacity available at the time of policy issue and the amount of internal capacity available at the time of disclosure.

(b)

For amounts in excess of the Reinsurer’s internal capacity, the Reinsurer agrees to make a good faith effort with its Retrocessionaires to provide coverage for such amounts with both the Company and the Reinsurer understanding that the Reinsurer cannot compel the Retrocessionaires to be bound for such policies.

Reinsurer’s agreement to (a) and (b) above is subject to the following conditions:

(a)	Any intentional or grossly negligent violations of the jumbo limit shall not apply under the terms of this Article.

(b)	Any violations of the jumbo limit which are not disclosed to the Reinsurer within ten (10) business days of the Company becoming aware of the violation shall not apply under the terms of thus Article.

(c)

At the Reinsurer’s sole discretion and with prior written notice, the Reinsurer may decline to participate on all future violations of the jumbo limit in the event that the Company repeatedly violates said jumbo limits.

(d)	Both the Company and the Reinsurer mutually agree on the appropriate modified coinsurance percentage and any adjustment thereto, for any policies in violation of the jumbo limits.

Maximum Temporary Insurance Agreement Liability:

Single Life: $1 million

Survivorship (joint life): $5 million

2)	GUARANTEED ISSUE POLICIES

The following Automatic Reinsurance limits apply if the business is sold on a guaranteed issue underwriting basis. If the limits are exceeded, the Company can submit the risk on a Facultative Reinsurance basis.

Automatic Binding Limits – Automatic Binding Limits apply to initial and ultimate amounts shown in Exhibit B.

The following chart outlines the automatic capacity available, including the Company’s Retention, the Reinsurer’s Retention and Retrocession coverage available to the Reinsurer. If the limits for Automatic Reinsurance are exceeded, the Company can submit the risk on a Facultative Reinsurance basis.

Issue Age	All Policies
20 – 65	$6,000,000

Stacking Limits:

The lesser of $10 million and three times the result of the number of lives times the amount per life issue limit shown in Exhibit B, “Guaranteed Issue Underwriting Limits”. If this is exceeded, the case must be submitted facultatively.

Case Limits:

The total case size issue limit is $400 million

Location Limits:

The location limit, defined as any one or more structures within a 1/2 mile radius, is $100,000,000; if the Reinsurer’s share of the Net Amount at Risk exceeds $50,000,000 (on all issues), the case must be submitted facultatively.

All cases within Manhattan, New York must be submitted facultatively.

SCHEDULE D

ADMINISTRATION REPORTS

Automatic Reinsurance: The Company agrees to include all required information, to be agreed upon by both parties, with respect to a Policy on the new business segment of the report or with a new business identifier on its next quarterly report submitted in accordance with this Schedule D following issuance of the Policy.

Facultative Reinsurance: The Company shall apply for Facultative Reinsurance in a form that is mutually agreed upon between the Company and the Reinsurer. If the Company accepts the Reinsurer or the facultative underwriting Designee’s offer to reinsure, it shall reinsure the Policy by including all required information, to be agreed upon by both parties, with respect to a Policy on the new business segment of the report or with a new business identifier on its next quarterly report submitted in accordance with this Schedule following issuance of the Policy, but in no event later than one hundred twenty (120) days from the date of the final facultative offer or the date specified in the facultative offer. The Company may request an extension beyond the one hundred twenty (120) period; however, such an extension shall require the Reinsurer’s or facultative underwriting Designee’s written approval.

The Company agrees to submit the following reports to the Reinsurer within five (5) business days following the end of each month {OR} quarter.

Reinsurance Report. providing Policy level detail in a form as mutually agreed upon by the parties. If additional supplemental benefits are reinsured, similar details shall be provided for such benefits. The billing report shall segment or identify the status of Policies and the corresponding premiums as:

•	New Issues – those new Policies being reported for the first time to the Reinsurer.

•	Renewals -those Policies beginning in their 13th month since issue.

•

Changed Policies – those Policies that have undergone a change since last being reported to the Reinsurer. Such changes shall include: reinstatements, reissues, conversions, terminations, reductions, changes in retention, mortality rating changes, increases, decreases, etc.

Accounting Summary. A summary of all financial transactions during the reporting period. Distinctions shall be made for first year and renewal activities, basic life versus supplemental benefits and any adjustments affecting the billing.

Policy Exhibit Summary. A policy exhibit substantially similar to the attached form providing in force reinsurance totals at the beginning and ending of the reporting period and a summary of all Policy movements during the period.

The Reinsurer reserves the right to request additional information or change the reporting requirements in order to properly administer the business under this Agreement or support the preparation of its financial statements, at any time. Such a request from the Reinsurer for additional information or a change in the requirements shall be reasonable and in a manner that allows the Company reasonable time to comply or the parties may mutually agree upon alternate reporting to satisfy the preparation of the Reinsurer’s financial statements

Quarterly Accounting Reports All reports and settlements described herein shall be calculated on a quarterly accounting period, except for the Special Termination Settlement as described in Exhibit C, “Special Termination Settlement”. Accounting reports shall be submitted to the Reinsurer by the Company not later than forty-five (45) calendar days after the end of each calendar quarter. Such reports shall include seriatim Policy information as specified in the Quarterly Cash Flow Settlement section below for the then current calendar quarter.

SCHEDULE D (continued)

For purposes of this Agreement, the following terms shall apply:

•

Whenever the term “the then current accounting period” is used herein it shall mean the calendar quarter for which the reports described herein are being prepared and not the calendar quarter in which the actual preparation of the report occurs.

•

Whenever the term “beginning or opening” accounting period is used herein it shall be the first day of such then current accounting period or, for the first accounting period, the effective date of this Agreement.

•	Opening or beginning reserves shall mean the reserve as of the end of the immediately preceding calendar quarter.
•

Whenever, the term “ending or closing” accounting period is used herein it shall mean the last day of the then current calendar quarter or, in the event of the final quarter, the date of expiration or termination of this Agreement.

Quarterly Cash Flow Settlements Quarterly cash flow settlements shall be determined on a net basis as of the last day of each calendar quarter and shall be due and payable as of such date, as provided below. The quarterly accounting settlement shall be an amount equal to:

a.	the Reinsurance Premiums as defined in Article 6.01; plus

b.	any decrease in the Modified Coinsurance Reserve as defined in Article 6.02; plus

c.	the Consideration for Net Investment Income as defined in Article 6.03: less

d.	the Commissions as defined in Article 7.01; less

e.	the Administration Expense Allowances as defined in Article 7.02; less

f.	any Increase in the Modified Coinsurance Reserve as defined in Article 7.03: less

g.	the Allowance for Premium Tax as defined in Article 7.07; less

h.	any Death Claims and Expenses as defined in Articles 7.04 and 7.05; less

i.	any Surrender Claims as defined in Article 7.06

Should the above calculation result in a net positive cash flow, such net amount is due and payable to the Reinsurer. Should the above calculation result in a negative net cash flow, such net amount is due and payable to the Company.

Due Dates: All payments shall be considered timely if such payment is received within forty five (45) calendar days after the close of the then current accounting period.

Annual Accounting Reports and Tax Settlements The parties agree to mutually exchange any and all reasonable information, reports, listings or other data as may be required to properly complete their respective Annual Statements, or GAAP Statements for such calendar year for the duration of this Agreement. All such information shall be made available within twenty (20) business days of the date such request for information was first made. The parties agree that it shall pay to the other party an annual settlement for DAC taxes within thirty (30) calendar days after the close of such calendar year in accordance with Exhibit E.

SCHEDULE D (continued)

Quarterly US GAAP Reports. Quarterly reports will be provided by the Company to the Reinsurer to enable the Reinsurer to complete its US GAAP reporting requirements for the Policies. For the avoidance of doubt, it is the intent that the Reinsurer will rely on the Company rather than develop independent processes and methods to report for the Policies. Such reports will pertain only to those Policies which are reinsured by the Reinsurer under the terms of this Agreement and will include account value roll forward reconciling beginning to ending Policy account value balances.

The Reinsurer reserves the right to request additional information or change the reporting requirements in order to properly administer the business under this Agreement or support the preparation of its financial statements, at any time. Such a request from the Reinsurer for additional information or a change in the requirements shall be reasonable and in a manner that allows the Company reasonable time to comply or the parties may mutually agree upon alternate reporting to satisfy the preparation of the Reinsurer’s financial statements.

NOTICES

To the Reinsurer:	To the Company:

Director of Reinsurance	Senior Reinsurance Specialist

M Life Insurance Company	Life Operations, John Hancock Life

1125 NW Couch St; Ste 900	200 Bloor St. East, ST09 - B46

Portland, Oregon 97209	Toronto, Ontario M4W 1E5

SCHEDULE D (continued)

POLICY EXHIBIT SUMMARY

CEDING COMPANY:
REINSURER:
ACCOUNT NO:
PREPARED BY:	Phone:	( )
DATE PREPARED:

TYPE OF REINSURANCE:

Yearly Renewable Term
Coinsurance
Modified Coinsurance
Other

VALUATION DATE:

		NUMBER OF POLICIES	AMOUNT OF REINSURANCE
A.	In Force Beginning of Period / /
B.	New Paid Reinsurance Ceded
C.	Reinstatements
D.	Revivals
E.	Increases (Net)
F.	Conversion In
G.	Transfers In
H.	Total Increases (B - G)
I.	Deaths
J.	Maturities
K.	Cancellations
L.	Expiries
M.	Surrenders
N.	Lapses
O.	Recaptures
P.	Other Decreases (Net)
Q.	Reductions
R.	Conversions Out
S.	Transfers Out
T.	Total Decreases (I - S)
U.	Current In Force / /
(A + H - T)

SCHEDULE E

EXPENSE ALLOWANCES

Expense Allowances Per Policy In Force

The Reinsurer shall pay the Company an annual per policy in force expense allowance multiplied by the Quota Share Percentage Reinsured. The per policy in force expense allowance will be charged quarterly for any quarter, or part thereof, during which the policy is in force.

Product	Per Pol I.F. (Annual)
Majestic Performance UL	[*]
Majestic Performance VUL	[*]
Majestic VULX	[*]
Majestic Survivorship ULX	[*]
Majestic Survivorship VULX	[*]

Expense Allowances Per Policy Issued

The Reinsurer shall pay the Company a per policy issued expense allowance from the table below, multiplied by the Quota Share Percentage Reinsured. The per policy issued expense allowance will be charged one-time only upon policy issue.

Product	Per Policy Issued
Majestic Performance UL	[*]
Majestic Performance VUL	[*]
Majestic VULX	[*]
Majestic Survivorship ULX	[*]
Majestic Survivorship VULX	[*]

Expense Allowances Per Premium

The Reinsurer shall pay the Company a percentage of premium expense allowance per countable target first year premium (target premium assuming policy issued without any Supplemental Face Amount), multiplied by the Quota Share Percentage Reinsured. The amounts are determined in the table below.

Product	Per CTFYP*
Majestic Performance UL	[*]
Majestic Performance VUL	[*]
Majestic VULX	[*]
Majestic Survivorship ULX	[*]
Majestic Survivorship VULX	[*]

*Countable target first year premium, defined as target premium assuming policy sold all-base.

SCHEDULE F

INVESTMENT INCOME CALCULATIONS

The investment income shall be calculated for each and every accounting period for the duration of this Agreement as follows:

General Account Assets.

For the assets underlying the General Account portion of the Modified Coinsurance Reserves, the Investment Income shall be calculated according to the following formula:

General Account Investment Income = (A + B) / 2 multiplied by I

Where,

A	equals the General Account portion of the Modified Coinsurance Reserve as of the beginning of such then current accounting period

B	equals the General Account portion of the Modified Coinsurance Reserve as of the end of such then current accounting period

I

equals the average portfolio rate for the then current accounting period for the investment portfolio consisting of the assets underlying the General Account Liability portion of the Modified Coinsurance Reserve

Separate Account Assets.

The Gross Separate Account Assets are equal to the sum of various Individual Separate Accounts to which individual policyholders allocate policy value. For the assets underlying the Separate Account portion of the Modified Coinsurance Reserve, the Gross Separate Account Investment Income shall be equal to the sum of the daily investment experience for each of the Individual Separate Accounts determined using a formula which is mutually agreed to by the Company and the Reinsurer.

The Individual Separate Account values increase or decrease depending on the performance of the Individual investment funds elected by the policyholder The Individual Separate Accounts are operated as unit investment trusts registered under the Investment Company Act of 1940. Such investment income shall be equal to:

A	total Accrued Investment Income; plus

B	realized and unrealized capital gain; less

C	realized and unrealized capital losses; less

D	Investment Expenses.

Where, Investment Expenses are defined as

A	Investment management fees paid by the Company’s General Account to the Investment Managers of the Individual Separate Accounts

B	Investment expenses incurred by the Gross Separate Account that are paid by the General Account

EXHIBIT A

FULLY UNDERWRITEN REQUIREMENTS AND GUIDELINES

The individual risk must have applied for insurance as a resident of the United States, Puerto Rico, Guam or the U.S. Virgin Islands at time of application. The Company will not cede individual risks known or believed to be residing or currently living outside of the United States, Puerto Rico, Guam or the U.S. Virgin Islands.

All amounts ceded to the Reinsurer must be underwritten according to the Company’s normal underwriting practices and criteria. The maximum table rating that can be ceded on an automatic basis will be Table 16 (500%) for individual policies. For survivorship policies, the better life must be table 16 or better.

The Company’s super preferred and preferred underwriting criteria, age and amount requirements and internal super preferred, preferred guidelines are attached to and are part of the reinsurance agreement. Any proposed material changes to the Company’s super preferred, preferred underwriting criteria, age and amount requirements and internal super preferred and preferred guidelines shall be submitted to the Reinsurer for written approval prior to implementation. The Company shall underwrite business substantially in accordance with these guidelines.

EXHIBIT B

GUARANTEED ISSUE UNDERWRITING GUIDELINES

A. General

The Company’s issue rules applicable to Guaranteed Issue/COLI business under this Agreement are as follows:

The only purpose of the guaranteed issue program will be to alleviate administrative problems in securing evidence of insurability on large numbers of lives. The program is not intended as a means of providing insurance for substandard or uninsurable lives.

1. the producer will be responsible for informing the Company if he or she knows of any impaired lives in the group; and

2. The Company will not knowingly participate in the pyramiding or stacking of guaranteed issue insurance from several different insurers. (Coordination of coverage on a basic group will not be considered stacking.)

B. Eligibility

1. An individual must be a regular full-time employee, where full-time will be defined as a minimum of thirty (30) hours per week.

2. To qualify for guaranteed issue, an individual

(a) must work throughout the employer’s established work day, work week, and work year;

(b) must have been actively at work on a full-time basis continuously during the preceding three (3) months (disregarding vacations, normally nonworking days, and other absences not totaling more than five days; and

(c) must be actually “on the job” on the date of application, the date the premium is paid, or the common due date specified in the plan or trust agreement.

3. Part-time employees will not be automatically eligible for guaranteed issue. Such personnel will be assessed on an individual basis to determine eligibility based on the circumstances for the reduced work week and may be subject to regular underwriting if they are to be insured under one (1) of the Company’s plans.

C. Requirements

1. The underwriting department requires a copy of the plan design and a census showing the names, ages, workplace location (minimum of a zip code), and anticipated amount of insurance per life.

2. The underwriting department will write a letter of acceptance specifying the exact terms of the acceptance.

3. There must be an employer/employee relationship.

4. Classes of eligible employees must be clearly defined, with no individual choice of eligibility.

5. A definite formula must determine the amount of insurance of each life.

6. Guaranteed issue will be available up to a maximum of age sixty-five (65) (exceptions up to age 70 on a case by case basis).

7. Guaranteed issue will not be available retroactively.

8. The guaranteed issue on any one life may not exceed five (5) times the average amount of guaranteed issue on all participants

9. The maximum amount of guaranteed issue on any one life will be six million dollars ($6,000,000) initial, eight million dollars ($8,000,000) ultimate.

10. The underwriting department reserves the right to determine guaranteed issue limits by other methods, refuse guaranteed issue entirely, or modify its guaranteed issue offer in some cases, such as plans which

(a) have an average age of fifty-five (55) or over;

(b) have a pattern of amount distribution disproportionately skewed in favor of a minority of lives;

(c) fail to contain factors generally favorable to guaranteed issue underwriting; or

(d) have one or more badly impaired lives.

In plans such as these, the Company may do some or all of the following:

(a) Pre-screen participants by requiring completion of additional underwriting evidence.

(b) Reduce guaranteed issue death benefits in the first five (5) years.

(e) Add a surcharge per one thousand dollars ($1,000) on every life.

11. Increases and future entrants to an existing plan will qualify according to the terms of the original guaranteed issue approval of the plan.

12. On cases that meet the following conditions:

(a) participation percentage is seventy-five percent or greater (75% or greater);

(b) Equal face amounts or equal premium amount per life*;

the following Death Benefit factors will apply:

Number of Lives	Death Benefit Factors
10-15	$25,000
16-20	$45,000
21-40	$65,000
Over 40	$75,000

*The Company can at its discretion deviate from equal face amount or equal premium formulas provided The Company is directing the deviations. Reasons to do this included, but are not limited to improved policy/plan performance or limiting coverage on older lives.

D. New Entrants

New entrants will be subject to the original guaranteed issue rules. “New entrant” means a newly hired employee or employee who becomes eligible due to a promotion or a change in status.

E. Suicide

The Company will waive the two-year suicide provision without an extra charge when the individual coverage replaces group term coverage, which has been in existence for at least two years. (The suicide clause on new hires will not be waived because the employer would not have existing coverage on new hires.)

F. Incontestable Clause

The incontestable clause applies to guaranteed issue. Although there is no medical evidence to contest, JH reserves the right to deny a claim if the actively-at-work/full-time employee requirements were not met and/or the smoking question is not answered properly.

G. Increases in Coverage

Increases in coverage after issue will not require underwriting, provided the following conditions are met:

1. Increase must be based on the original guaranteed issue coverage formula (e.g., a multiple of salary).

2. Increases must be mandatory for all eligible employees. The corporation cannot choose which employees will receive increases. If an increase is not taken in a given year, no future increases will be allowed for that employee without evidence of insurability.

3. Increases must be no more than 20% of the face amount up to a maximum life-time limit of two times the face amount.

EXHIBIT C

SPECIAL TERMINATION SETTLEMENTS

Special Accounting and Settlement. In the event that the reinsurance under this Agreement is prematurely terminated, as provided for herein or if by other mutual agreement of the parties, other than due to the natural expiration of this Agreement due to settlement of the last remaining policyholder’s benefit, a special accounting and settlement shall take place.

Special Accounting Date. The special accounting date shall be the effective date of termination pursuant to any notice of termination given under this Agreement or such other date as shall be mutually agreed to in writing.

Special Accounting Report. The Company shall provide the Reinsurer a special accounting report providing all of the information contained in the quarterly accounting report and the annual accounting report as defined in Schedule D, except that for all such reports the close of such accounting period shall be the special accounting date as defined above. All reports shall be made available to the Reinsurer within sixty (60) calendar days after the special accounting date.

Special Cash Flow Settlement. The special cash flow settlement shall consist of:

a)

the numeric result of the customary cash flow settlement as provided for in Schedule D, except that all amounts will be calculated as of the instant in time immediately before this Agreement expires. For example, the ending Modified Coinsurance Reserve, for purposes of this specific sub-paragraph would be a numerical value and not the value zero which it will be immediately upon the expiration of this Agreement; plus

b)

payment by the Company to the Reinsurer of an amount equal to the Modified Coinsurance Reserves, as described in Article 10, on the portion of the policies reinsured hereunder as of the instant in time immediately before the expiration of this Agreement. This payment is the reversal of the initial modified coinsurance adjustment, returning the Reinsurer’s assets for the modified coinsurance portion of the reserves. It is the intent of the parties that under no circumstance should this payment not be fully and completely offset by the payment of c) below and that the only reason for making such offsetting payments is to demonstrate the full release of liability from one another; less

c)

payment by the Reinsurer to the Company of a final reserve adjustment equal to the Modified Coinsurance Reserves, as described in Article 10, on the portion of the policies reinsured hereunder as of immediately before expiration of this Agreement only if the Reinsurer has received full credit for the payment called for in b) above; plus

d)

payment by the Company to the Reinsurer for the future distributable profits, if any, in an amount defined as: the present value of future reinsurance premiums minus the present value of future claims, benefit payments and expenses, as determined in accordance with the Assumptions to Calculate Future Profits defined below. Such positive future distributable profits will be calculated on a U.S. Statutory basis.

Should the above calculation of subparagraphs (a) through (d) inclusive result in a positive cash flow, such net amount is due and payable to the Reinsurer. All payments shall be considered timely if such payment is received within forty-five (45) calendar days after the calculation is determined. Any special cash flow settlement made shall be added to, or subtracted from, any previous quarterly cash flow settlement amount outstanding as of the special accounting date.

Assumptions to Calculate Future Profits: For the purposes of this Exhibit C, the determination of future profits shall include consideration of all elements of the quarterly cash flow settlement defined in Schedule D, including the run-off of any existing amortization of DAC tax capitalization. The assumptions to be used when computing future profits of the then existing block of business shall be determined in accordance with the following principals:

a)	Mortality. The determination of the mortality assumption should reflect a blend of the Reinsurer’s aggregate mortality experience and the Company’s at issue pricing mortality assumptions.

b)

Lapse Assumption. The determination of the lapse assumption should reflect a blend of the Reinsurer’s aggregate lapse experience as appropriate for the Reinsured Policies and the Company’s at issue pricing lapse assumptions for the Reinsured Policies.

c)	Expenses. Expenses shall be as defined in Schedule E.

d)

Risk Based Capital. Future profits shall consider the Company’s need to fund RBC requirements and reflect NAIC prescribed RBC factors effective as of the Special Cash Flow Settlement Date. These RBC requirements will also reflect a 300% of company action level RBC ratio.

e)	Discount Rate. In order to determine the present value of cash flows, the discount rate to use shall be 10.0%.

f)	Interest Rates and Equity Return Assumptions: Such assumptions will be those employed by the Company and used in the initial pricing of the Reinsured Policies.

g)

Third-Party Reinsurance. The determination of future profits shall not be impacted by the inclusion of reinsurance costs incurred by the Reinsurer pursuant to business assumed under the terms of this Agreement.

h)

Calculation Process. The calculation will be initially done by the Company, but will be subject to review by the Reinsurer. At the Reinsurer’s request, an independent actuary shall be used to verify that the Company’s calculations are accurate, and based on the assumptions described above. Such actuary must be satisfactory to both parties, and the cost of such actuary shall be borne equally by the parties.

Reasonability of Final Calculations. Assumptions not prescribed by these principals shall be determined by mutual consent of the Company and the Reinsurer. In doing this calculation, an overall reasonability test will be employed using current actuarial principles not inconsistent with the terms of this Agreement, since not all contingencies can be addressed in advance. Consideration may take into account emerging industry experience and the Company’s ability to adjust policy charges.

In the event that either party believes that any of the above methods for determining assumptions to be used to calculate future profits is inappropriate based upon the expectation for future experience, then that party may recommend that a different assumption be used. If the other party does not agree with the recommendation, then an independent actuary shall be used to develop the assumption not inconsistent with the terms of this Agreement. The cost of such actuary shall be borne equally by the parties.

EXHIBIT D

STATE PREMIUM TAX

The Reinsurer shall pay the Company a premium tax allowance equal to 2.15% of premium paid, multiplied by the quota share percentage reinsured. This premium tax rate will not vary by state, but may be adjusted from time to time, subject to the approval of both the Company and the Reinsurer, to reflect current average State Premium Tax rates.

EXHIBIT E

FORMULA FOR ANNUAL DAC TAX SETTLEMENT

DACPayt	=

where:

DAC Payt	=	DAC Tax Payment for calendar year t.

T	=	Corporate Tax Rate (currently equal to 35%).

K	=	1 - T*(l +0.95*CR).

CR	=	DAC Tax Capitalization rate (currently equal to .077 for individual life insurance).

	=	CR*(Pt - NCFt ).

Pt	=	reinsurance premiums for the calendar year t.

NCFt	=	sum of the quarterly cash flow settlements for the year as defined in Schedule D

At	=	amortization of prior years’ DAC tax capitalization’s calculated as

Ct	=	CR*(Pt - NCFt + DACPayt)

Within thirty (30) calendar days of the end of the Company’s taxable year, the Company shall calculate the DAC Tax Payment for the year and submit such calculations to the Reinsurer for review. If, within thirty (30) calendar days of the Reinsurer’s receipt of such calculations, the Reinsurer shall not have objected in writing to such calculations, the calculation shall become final. If, within fifteen (15) business days of any objection in writing to such calculations, the Company and the Reinsurer shall not have agreed in writing to such calculations, any disputed aspects of the calculations shall be resolved by an outside tax consultant neutral to the parties. The decision of the outside tax consultant shall be final (and the resulting calculations shall be final), and the costs, expenses, and fees of the outside tax consultant shall be borne equally by the Company and the Reinsurer.

Should the above calculation for the DAC Tax Payment be positive, such amount is due and payable to the Company. Should the above calculation for the DAC Tax Payment be negative, such amount is due and payable to the Reinsurer.

Should a material change in the DAC Tax Capitalization Rate (CR), as defined in IRC Section 848, the Corporate Tax Rate (T) applicable for Life Insurance Companies, or other factors in the DAC tax formula occur, then this calculation should be adjusted accordingly.